UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Xzeres Corp.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

984189 100

(CUSIP Number)

Ravago Holdings America Inc.

1900 Summit Tower Blvd Suite 900, Orlando, FL 32810

407-875-9595

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 21, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 984189 100

1.	Names of Reporting Persons:	Ravago Holdings America Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power:	6,235,963
8.	Shared Voting Power:	N/A
9.	Sole Dispositive Power:	6,235,963
10.	Shared Dispositive Power:	N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,235,963

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 10.08%*

14.	Type of Reporting Person (See Instructions): IN

*	The percentage is calculated based upon 61,857,197 shares of common stock of Xzeres Corp. issued and outstanding on August 25, 2014.

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on January 13, 2014 as amended by that certain Amendment #1 on Schedule 13D/A filed on June 11, 2014 and Amendment No. 2 on Schedule 13D/A filed on July 18, 2014 (as amended, the “Prior Filing”). Amendment No. 3 updates the disclosures in Item 4 and Item 5 of the Prior Filing to primarily reflect additional shares of common stock, par value $0.001 per share (the “Shares”), of Xzeres Corp., a Nevada Corporation (the "Issuer"), that have been issued to the Reporting Person in connection with its exercise of its outstanding warrants of the Issuer as well as additional capital it has provided to the Issuer.

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ITEM 4. PURPOSE OF TRANSACTION

On or about April 1, 2013, the Reporting Person provided loans in the amount of $2,000,000 in connection with its participation in loans provided to the Issuer by Renewable Power Resources, LLC (the “Initial Participation”). In connection with the Initial Participation, James Duffy, the President of the Reporting Person, similarly provided loans in the amount of $1,000,000 in connection with such participation. In connection with such loans, the Issuer issued warrants to the Reporting Person and Mr. Duffy, for the purchase of 2,307,692 and 1,153,846 shares respectively, upon payment of the exercise price of $0.35 per whole share (the “Initial Warrants”).

On or about June 20, 2013, the Reporting Person and Mr. Duffy increased their participation by providing additional loans in the amount of $888,889 and $444,444 respectively (the “Initial Participation Increase”). In connection with the Initial Participation Increase, the Issuer issued warrants to the Reporting Person and Mr. Duffy, for the purchase of 1,025,641 and 512,821 shares respectively, upon payment of the exercise price of $0.35 per whole share (the “Initial Increase Warrants”).

On or about July 31, 2013, the Reporting Person and Mr. Duffy increased their participation by providing additional loans in the amount of $800,000 and $400,000 respectively (the “Second Participation Increase”). In connection with the Second Participation Increase, the Issuer issued warrants to the Reporting Person and Mr. Duffy, for the purchase of 920,000 and 460,000 shares respectively, upon payment of the exercise price of $0.35 per whole share (the “Second Increase Warrants”).

On or about April 23, 2014, the Reporting Person and Mr. Duffy increased their participation by providing additional loans in the amount of $971,501 and $485,751 respectively (the “Third Participation Increase”). In connection with the Second Participation Increase, the Issuer issued warrants to the Reporting Person and Mr. Duffy, for the purchase of 1,117,227 and 558,613 shares respectively, upon payment of the exercise price of $0.35 per whole share (the “Third Increase Warrants”). The Third Increase Warrants expire on April 16, 2018.

On or about October 25, 2013, the Reporting Person exercised its Initial Warrants, Initial Increase Warrants and Second Increase Warrants and thereafter received 4,253,333 Shares pertaining to such exercise. On or about October 17, 2013, Mr. Duffy exercised his Initial Warrants, Initial Increase Warrants and Second Increase Warrants and thereafter received 2,126,667 Shares pertaining to such exercise.

On or about August 21, 2014, the Reporting Person exercised its Third Increase Warrant, and thereafter received 1,117,227 Shares pertaining to such exercise, and also invested an additional $302,891 in the Issuer in exchange for 865,403 Shares.

Except as provided in this Amendment No. 3 and the Prior Filing, the Reporting Person and each of the other persons referenced in Item 2 in the Prior Filing, do not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

 (f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

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The plans and possible activities of the Reporting Person and each of the other persons referenced in Item 2 in the Prior Filing are subject to change at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person is currently the beneficial owner of 6,235,963 Shares representing approximately 10.08% of the Issuer's common stock (based upon 61,857,197 Shares issued and outstanding on August 25, 2014.) Mr. Nardozzi (as defined in the Prior Filing) is currently the beneficial owner of 166,667 Shares (comprised of 111,111 outstanding Shares and 55,556 Shares that may be issued upon the exercise of a warrant referenced in Item 6 in the Prior Filing), representing less than one percent of the Issuer's common stock. Mr. Duffy has transferred his 2,126,667 Shares and his Third Increase Warrant, to his wife. Although Mr. Duffy will no longer hold any Shares or warrants in the Issuer, he may be deemed to beneficially own the 2,685,280 Shares beneficially owned by his wife (comprised of 2,126,667 outstanding Shares and 558,613 Shares that may be issued upon the exercise of the Third Increase Warrants), representing approximately 4.34% of the Issuer's common stock (based upon 61,857,197 Shares issued and outstanding on August 25, 2014.)

(b)	The Reporting Person and Mr. Nardozzi each has sole voting and dispositive power over the respective Shares and warrants identified in response to Item 5(a) above. Following the transfers noted above, Mr. Duffy will not have any voting or dispositive power with respect to the Shares and warrants owned by his wife. Until such transfer is completed, Mr. Duffy will continue to have sole voting and dispositive power with respect to such Shares and warrants.

(c)	See response to Items 4 and 6 of this Amendment No. 2.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2014

Ravago Holdings America Inc.

By: /s/ Ron Nardozzi

Name: Ron Nardozzi

Title: Vice President and Treasurer

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